Howard & Majewski LLP

September 28, 2012

VIA EDGAR CORRESPONDENCE

Ms. Karen Rossotto

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:     Artio Global Investment Funds (the “Trust”) and its respective series:

Artio U.S. Microcap Fund (“Microcap Fund”)

Artio U.S. Smallcap Fund (“Smallcap Fund”)

Artio U.S. Midcap Fund (“Midcap Fund”) and

Artio U.S. Multicap Fund (“Multicap Fund”)

--- File nos. 33-47507, 811-6652

Dear Ms. Rossotto:

This letter is in response to the comments provided via telephone conference on September 27, 2012 to Trust’s Information Statement, filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 14c-101 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) on September 17, 2012. The comments provided by the SEC and the responses of the Trust (the “Registrant”) are listed below:

1.	Comment: In the last sentence of the first paragraph of the shareholder cover letter, please change the term “began” to “will begin”.

Response: The Registrant will make this change as requested.

2.	Comment: In the section entitled "Annual and Semi-Annual Shareholder Reports”, please indicate that the annual and semi-annual reports will be provided to a shareholder without charge.

Response: The Registrants will add the requested disclosure

3.	Comment: In the section entitled "Background”, please change the word “supplement” to “pay” in the last sentence of the first paragraph.

Response: The Registrant will make the requested change.

Please contact me at (646) 737-4951 if you have any questions regarding the Registrants’ responses.

Very truly yours,

Thomas Majewski

EXHIBIT

September 28, 2012

Ms. Karen Rossotto

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:     Artio Global Investment Funds (the “Trust”) and its respective series:

Artio U.S. Microcap Fund (“Microcap Fund”)

Artio U.S. Smallcap Fund (“Smallcap Fund”)

Artio U.S. Midcap Fund (“Midcap Fund”) and

Artio U.S. Multicap Fund (“Multicap Fund”)

--- File nos. 33-47507, 811-6652

Dear Ms. Rossotto:

In connection with the Trust’s Information Statement filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 14c-101 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) on September 17, 2012 (the “Information Statement”), the Trust (the “Registrant”) hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Information Statement;
•	comments of the SEC Staff or changes to disclosure in response to SEC Staff comments in the Information Statement reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the Information Statement; and
•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Please do not hesitate to contact the undersigned at (646) 737-4951 if you have any questions concerning the foregoing.

Very truly yours,

Thomas Majewski